EXHIBIT 16
CONSENT OF J. JOHNSON
     I hereby consent to the use of my name in connection with the following report and documents, which are being filed as exhibits to and incorporated by reference into the registration statement on Form 40-F of Goldcorp Inc. (the “Company”) being filed with the United States Securities and Exchange Commission:
1.	The technical report dated July 31, 2006, entitled “Penasquito Feasibility Study: 100,000 MTPD NI 43-101 Technical Report” (the “Penasquito Report”); and

2.	The annual information form of the Company dated March 30, 2007, which includes reference to my name in connection with information relating to the Penasquito Report, and the properties described therein.
March 30, 2007
/s/ J. Johnson
J. Johnson